UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

28 February 2022
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333- 254578) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

press release

27 February 2022

bp to exit Rosneft shareholding
•bp will exit its 19.75% shareholding in Rosneft.
•Both bp-nominated directors to resign from Rosneft board with immediate effect.
•bp will no longer report reserves, production or profit for Rosneft.
•Changes in accounting treatment of Rosneft shareholding expected to lead to a material non-cash charge.
•bp’s financial frame and distribution guidance remains unchanged.
The bp board today announced that bp will exit its shareholding in Rosneft. bp has held a 19.75% shareholding in Rosneft since 2013.
Additionally, bp chief executive officer Bernard Looney is resigning from the board of Rosneft with immediate effect. The other Rosneft director nominated by bp, former bp group chief executive Bob Dudley, is similarly resigning from the board.
The resignations will require bp to change its accounting treatment of its Rosneft shareholding and, as a result, it expects to report a material non-cash charge with its first quarter 2022 results, to be reported in May.
bp chair Helge Lund said: “Russia’s attack on Ukraine is an act of aggression which is having tragic consequences across the region. bp has operated in Russia for over 30 years, working with brilliant Russian colleagues. However, this military action represents a fundamental change. It has led the bp board to conclude, after a thorough process, that our involvement with Rosneft, a state-owned enterprise, simply cannot continue. We can no longer support bp representatives holding a role on the Rosneft board. The Rosneft holding is no longer aligned with bp’s business and strategy and it is now the board’s decision to exit bp’s shareholding in Rosneft. The bp board believes these decisions are in the best long-term interests of all our shareholders.”
bp chief executive officer Bernard Looney added: “Like so many, I have been deeply shocked and saddened by the situation unfolding in Ukraine and my heart goes out to everyone affected. It has caused us to fundamentally rethink bp’s position with Rosneft. I am convinced that the decisions we have taken as a board are not only the right thing to do, but are also in the long-term interests of bp. Our immediate priority is caring for our great people in the region and we will do our utmost to support them. We are also looking at how bp can support the wider humanitarian effort.”
Bernard Looney has been a director of Rosneft as one of two bp-nominated directors since 2020. Bob Dudley has been a director of Rosneft since 2013.

Impact on reporting and finances
As a result of the resignations of bp’s nominated directors, bp has determined that it no longer meets the criteria set out under International Financial Reporting Standards (IFRS) for having “significant influence” over Rosneft. bp will therefore no longer equity account for its interest in Rosneft, treating it now as a financial asset measured at fair value.
This will result in two material changes to bp’s financial reporting and finances in the results for the first quarter of 2022.
First, it is expected to give rise to a non-cash adjusting item charge at the time of the first quarter 2022 results, representing the difference between the fair value of bp’s Rosneft shareholding at 31 March

2022 and the carrying value of the asset. At the end of 2021 this carrying value stood at around $14 billion.
Second, in addition, the change is expected to result in non-cash adjusting item charge, principally arising from foreign exchange losses accumulated since 2013 that under IFRS were previously recorded directly in equity rather than the income statement. At the end of 2021 these totalled around $11 billion, and this adjustment will not impact equity.
The change in accounting treatment also means that bp will no longer recognise a share in Rosneft’s net income, production and reserves1. bp will no longer report Rosneft as a separate segment from the first quarter 2022 results.
Financial frame and distribution guidance unchanged
As bp now is exiting its interest in Rosneft, it has removed Rosneft dividend payments from its financial frame.
However, bp remains confident in the flexibility and resilience of its financial frame, underpinned by an average 2021-25 cash balance point of around $40 per barrel2. This includes reaffirming the guidance regarding its expectations for shareholder distributions – dividends and buybacks – out to 2025 that was given with its 2021 full year results in February 2022. This includes:
–bp’s first priority within its financial frame is a resilient dividend. At around $60 per barrel and subject to the board’s discretion each quarter3, bp expects to have capacity for an annual increase in the dividend per ordinary share of around 4% through 2025.
–bp is committed to maintaining a strong investment grade credit rating and for 2022 intends to allocate 40% of surplus cash flow to further strengthen its balance sheet.
–bp expects a $14-15 billion range for capital expenditure in 2022, rising to $14-16 billion between 2023-5.
–For 2022, and subject to maintaining a strong investment grade credit rating, bp is committed to using 60% of surplus cash flow for share buybacks. At around $60 per barrel bp expects to be able to deliver share buybacks of around $4.0 billion a year on average through 2025.
bp will also exit its other businesses with Rosneft within Russia4.

bp will continue to comply with all relevant international trade rules and sanctions. It continues to keep this situation under review.

Further information:
bp press office, London:
bppress@bp.com; +44(0)7831 095541, +44(0)7554987354, +44(0)7919 217511

Notes:

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c. is Ben Mathews, Company Secretary.

1.Refer to bp’s Annual Report and Form-20-F 2020 and bp’s fourth quarter and full year 2021 financial announcement.
2.$40 per barrel Brent oil price, and assuming an average Refining Marker Margin of around $11 and Henry Hub gas price at $3 in 2020 real terms.
3.The board will take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point and the maintenance of a strong investment grade credit rating in setting the dividend per ordinary share and the buyback each quarter.
4.This includes an interest in three joint ventures with a carrying value of around $1.4 billion at year-end 2021.

•Bernard Looney is separately resigning from the Board of Trustees of the Russian Geographical Society.

•For the purposes of this announcement, each of the following terms has the meaning given to it in bp’s fourth quarter and full year 2021 financial results announcement: cash balance point and surplus cash flow.
•EBIDA: underlying replacement cost profit before interest and tax, add back depreciation, depletion and amortization and exploration expenditure written-off (net of non-operating items), less taxation on an underlying replacement cost basis.
•EBIDA per share: share buybacks are modelled across a range of share prices in this calculation and EBIDA is after impact of planned divestments.
•EBITDA: replacement cost profit before interest and tax, excluding net adjusting items, adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items).
•CAGR: compound annual growth rate.
•Joint venture: a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Cautionary statement:
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement: The discussion in this announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’, ‘focus on’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: bp’s intention to exit its 19.75% shareholding in Rosneft and other interests in Russia; the non-cash adjusting item charge expected to be recorded at the time of the first quarter 2022 results, representing the difference between the fair value of bp’s Rosneft shareholding at 31 March 2022 and the carrying value of the asset; the non-cash adjusting items expected to be recorded at the time of the first quarter 2022 results, principally arising from foreign exchange losses accumulated since 2013; plans and expectations related to bp’s 2025 targets of growing EBIDA per share at 7-9% CAGR; expectations that EBITDA from resilient hydrocarbons will be around $31 billion in 2025; expectations that group EBITDA will be around $38 billion in 2025; plans and expectations related to bp’s 2025 targets of growing EBIDA per share at 7-9% CAGR; plans regarding future quarterly dividends and the amount and timing of share buybacks; and plans and expectations regarding the allocation of surplus cash flow.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, including the fair value of bp’s Rosneft shareholding, may be impacted by a variety of factors, and where relevant may differ materially from those expressed in such statements, including the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact Rosneft’s business or outlook, bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the possibility that actions of any competent authorities or any other relevant persons may impact bp’s interests in Russia, or otherwise limit bp’s ability to sell its interests in Rosneft, or the price for which it could sell such interests; the possibility that bp will achieve a sale price for its interests in Rosneft and its other Russian interests that is significantly below the net book value of those assets, including as a result of the timing and circumstances of bp’s exit; decisions by Rosneft’s management and board of directors; the extent and duration of the impact of current market conditions including the volatility of oil prices, the impact of COVID-19, overall global economic and business conditions impacting our business and demand for our products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment, related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; international sanctions; expropriation or nationalization of property; civil strife; insurrections; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well those factors discussed under “Risk factors” in bp Annual Report and Form 20-F 2020 as filed with the US Securities and Exchange Commission and those factors discussed under “Principal risks and uncertainties” in bp’s Report on Form 6-K regarding results for the six-month period ended 30 June 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	28 February 2022	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary